Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV to Host Key Opinion Leader Symposium on Role of Survivin in Cancer Biology and Potential of DPX-Survivac

Dartmouth, Nova Scotia, January 24, 2020 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage biopharmaceutical company pioneering a novel class of immunotherapies, today announced that it will host a key opinion leader symposium on the role of survivin in cancer biology and DPX-Survivac’s potential as a targeted immunotherapeutic agent across a range of tumor types. The event will be held on Thursday, February 27, 2020 from 8:30 – 10:00 a.m. ET in New York, NY.

The event will feature presentations by key opinion leaders, including:

  Sally P. Wheatley, Ph.D., Assistant Professor, School of Life Sciences, University of Nottingham;

  Jeannine Villella, D.O., FACOG, FACS, Chair of Gynecologic Oncology, Department of Obstetrics and Gynecology, Lenox Hill Hospital and NYU Winthrop Hospital; and

  Oliver Dorigo, M.D, Ph.D., Associate Professor of Obstetrics and Gynecology, Stanford University Medical Center, Stanford University Medical Center.

Additionally, IMV management will provide a corporate update, including an overview of recent data from ongoing studies of DPX-Survivac, which is currently being evaluated in three Phase 2 studies in advanced ovarian cancer, relapsed/refractory diffuse large B-cell lymphoma and a basket of solid tumor indications. Topline results are expected from all three studies in 1H20.

A live webcast of the event will be available under “Events, Webcasts and Presentations” in the Investors section of IMV’s website and will be available for replay approximately two hours following the live event.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, IMV Senior Director, Investor Relations
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Mrs. Delphine Davan, IMV, Director of Communications
M: (514) 968-1046
E: ddavan@imv-inc.com